

April 21, 2015

Via E-mail
Mr. David R. Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, Wisconsin 53562

> **Re:** **Spectrum Brands Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 21, 2014**
> **File No. 1-34757**
>
> **SB/RH Holdings, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 21, 2014**
> **File No. 333-192634-03**

Dear Mr. Lumley:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Kevin L. Vaughn
>
> Kevin L. Vaughn
> Accounting Branch Chief